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                            February 26, 2021

       Richard Ackerman
       Chief Executive Officer
       Big Rock Partners Acquisition Corp.
       2645 N. Federal Highway, Suite 230
       Delray Beach, FL 33483

                                                        Re: Big Rock Partners
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed January 27,
2021
                                                            File No. 333-252479

       Dear Mr. Ackerman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise your disclosure here to clarify, if true, that ZYESAMI has not been approved by the FDA and is not
commercialized.
   2. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of
BRPA's public stockholders, the Sponsor and NeuroRx's
                                                        stockholders.
       Questions and Answers About the Proposals, page 7

   3. We note your reference to a PIPE financing on pages 133 and 139. Please revise here or in the Prospectus Summary,
as appropriate, to discuss the material terms of the PIPE. Also,
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         disclose, if applicable, whether the investor or investors are affiliated with either of the constituent companies.
I am a BRPA stockholder. Do I have conversion rights?, page 10

4. Please revise here and throughout the prospectus, where appropriate, to disclose the number of redemptions that would cause BRPA to fail to meet the net tangible assets test.
Summary of the Proxy Statement / Prospectus / Consent Solicitation Statement, page 20

5. Please revise this section, where appropriate to discuss Big Rock Partners Acquisition
         Corp.'s current listing on Nasdaq as well as the initial listing application for the combined company that will be required in order for the combined company to be listed on Nasdaq.
         In addition, please disclose here and on the cover page when you will file the initial listing application for the combined company and whether Nasdaq's determination will be known at the time that stockholders are asked to vote on the merger agreement.
Summary Historical Financial Information
BRPA, page 36

6. We note that the third line item in BRPA's balance sheet data indicates that no shares of common stock were subject to possible redemption as of September 30, 2020. Elsewhere in the document, including on page 40, your disclosure indicates that 582,278 Public
         Shares could be redeemed in connection with the Transactions. Please reconcile your disclosure or advise.
Risk Factors
We must enter into agreements with, and depend upon, one or more partners..., page 69

7. We note your statements that you must enter into a collaboration with one or more partners to assist you in any future product launches. Please revise your disclosure to confirm whether it is planned that your collaboration agreement with Relief Therapeutics will be sufficient to commercialize ZYESAMI in the markets covered under the agreement.
Proposal No. 1--The Business Combination Proposal
Merger Consideration, page 100

8. We note your disclosure that NeuroRX's current securityholders have the contingent right to receive an aggregate of $100M in cash upon the earlier of (i) FDA approval of
         NeuroRX's COVID-19 drug and the listing of that drug in the Orange Book and (ii) FDA approval of NeuroRX's antidepressant drug regimen and the listing of that drug in the
         Orange Book, in each case prior to December 31, 2022. Please revise to clarify whether
         FDA approval of ZYESAMI or NRX-101 would trigger this earnout payment obligation.
         Please also revise to discuss how the combined company plans to meet this potential payment obligation if it is triggered, including whether the $100M is payable over a
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         specified time period or must be paid immediately upon achievement of the earnout milestone.
Background of the Transactions, page 103

9. Please identify the investment manager who introduced representatives of BRPA to representatives of NeuroRX and whether that investment manager is affiliated with either company.
Big Rock   s Board of Directors    Reasons for Approval of the Merger
Agreement, page 106

10. Please revise here and in the Summary to state the dollar value that the Board attributed to
         NeuroRx. To the extent that the Board relied exclusively on the market valuation of
         Relief, revise the Summary to highlight that the Board did not conduct any additional financial or valuation analyses.
Proposal No. 2--The Charter Proposals
Required Vote to Amend the Charter, page 142

11. We note that you propose to amend your charter such that two-thirds of the voting power of all of the outstanding shares of voting stock of NRX Pharmaceuticals will be required to amend or rescind "certain provisions" of the Proposed Charter. Please revise your disclosure to specify which Proposed Charter provisions would be subject to the supermajority approval requirement.
BRPA's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 168

12.      Please revise to identify the "Investor".
Beneficial Ownership of Securities of BRPA and NRX Pharmaceuticals, page 170

13. Please revise to disclose the beneficial ownership in the combined company held by officers and directors following the consummation of the Transactions. Please also revise to disclose the ownership in the combined company held by Glytech, LLC and the affiliation between Glytech, LLC and Daniel Javitt.
Business of NeuroRX, page 173

14. We note your references throughout to ZYESAMI, RLF-100, VIP and aviptadil. Based on the disclosure throughout your document, each of these terms appears to be a reference to the same product candidate. To the extent this is true, revise your disclosure to refer to this product candidate consistently throughout. Alternatively, please revise the beginning of this section to clearly explain the differences between ZYESAMI, RLF-100, VIP and aviptadil.
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15. We note your statement that ZYESAMI's "effectiveness" in COVID-19 is based on the principle that the coronavirus specifically invades the Alveolar Type II cell of the pulmonary epithelium. Efficacy is a determination solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise this statement as well as any similar statements through this section, including your disclosure regarding NRX-101 on page 174 and the header on page 180, to remove any implication that your product candidates have been found to be effective.
16. We note the statement on page 173 that ZYESAMI is shown to increase the production of surfactant, block replication of SARS-CoV-2, block cytokine production and block cell death. Please revise to clarify whether NeuroRx conducted these pre-clinical studies and, if not, who conducted them. We further note the statement that VIP is shown to have important potential effects in the treatment of other lung diseases. Please revise your disclosure to clarify whether NeuroRx is developing product candidates for these other lung diseases.
17. We note your statement that the discovery underlying your approach is the synergy when
         NMDA antagonists are combined with inhibitors of the brain's 5-HT2A receptor. Please revise to state how this discovery was made and whether it has been observed or replicated in pre-clinical studies or clinical trials.
18. Please revise the Business of NeuroRx section, where appropriate, to disclose the nature of NeuroRx's material intellectual property including the scope of the patent protection for
         NeuroRx's product candidates and whether such patents are owned or licensed as well as the duration of any patents, trademarks, licenses, franchises and concessions held by
         NeuroRx.
Market Opportunity for Our Products
ZYESAMI (Aviptadil), page 176

19.      We note your statement here that the preliminary data for inhaled
ZYESAMI are
         "positive" as well as your statement on page 180 that management believes that the initial results of human studies of ZYESAMI are "encouraging." Please revise to clarify the limitations of preliminary data, and revise to present the supporting preliminary data or tell us where it currently appears in the document.
ZYESAMI (Aviptadil) Mechanism of Action, page 176

20. We note your statement that the Research Foundation of the State University of New York
         has agreed that it will not grant any other license to Foundation Subject Matter that would allow any third-party to manufacture or sell products of services for the treatment of
         COVID-19 during the term of the License Agreement. Please revise here and on page 205 to state whether this agreement was made orally or in writing. Refer, if applicable, to
         Compliance Disclosure Interpretations, Regulation S-K, Question 146.04 concerning oral
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         contracts.
21. We note your statement that VIP blocks the replication of coronavirus in the ATII cell and that it prevents cell death while increasing production of surfactant. Please revise to clarify whether these effects were observed in pre-clinical studies or clinical trials and who conducted these studies or trials.
Initial Human Studies of VIP in COVID-19 with Respiratory Failure, page 181

22. We note your comparison of the data from your Expanded Access Protocol (NCT04453839) to the results of the clinical trial of Remdesivir. As you have not
         conducted head-to-head clinical trials, please revise to remove the comparison.
Critical COVID-19 with Respiratory Failure, page 184

23. Please revise your description of the trial under this heading, as well as the trials under the headings "Critical COVID-19 Prospective Multi-Center Trial" and "Critical COVID-19
         with Severe Comorbidity Expanded Access" to disclose who is conducting the trial, the phase of the trial, the primary and secondary endpoints, metrics utilized, the number and nature of any drug-related adverse events and the planned duration of the trial. To the extent any of these trials has been completed, please disclose whether the trial achieved its primary and secondary endpoints.
Product Development and Manufacturing, page 191

24. Your disclosure on page 191 indicates that you have signed an exclusive supply agreement with Nephron Pharmaceuticals for the supply of aviptadil and that you have signed exclusive distribution agreement with Cardinal Health for the warehousing and distribution of aviptadil in the United States and Puerto Rico. Please describe the material terms of these agreements and file them as exhibits to the registration statement.
Summary of NeuroRx Material In-licensing Obligations, page 201

25. Please file the agreements referenced in this section as exhibits to the registration statement.
Management of NeuroRx
Executive Employment Arrangements, page 228

26. Please file the employment agreements with Dr. Javitt and Mr. Del Buono and the "Work
         For Hire" agreement with Mr. Besthof as exhibits to the registration statement.
NeuroRx's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 240

27. We note your statement that you generated financial projections in partnership with
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         IQVIA that estimate potential gross sales in excess of $1.4 billion for the treatment of
         COVID-19 in the United States. Please revise to disclose the time period over which these gross sales are projected to be realized. Please also provide the consent of IQVIA in accordance with Rule 436.
Material U.S. Federal Tax Consequences, page 257

28. Please revise to state, if true, that the disclosure in this section represents the opinion of
         Paul, Weiss, Rifkind, Wharton & Garrison LLP. In this regard, your disclosure on pages
         33 and 258 indicates that counsel's opinion is limited to whether the transaction will
         qualify as a    reorganization    within the meaning of Section 368(a)
of the tax code. As
         such it is not clear whether the tax opinion covers the tax consequences of the Merger to
         U.S. Holders of NeuroRx Capital Stock who exchange their shares. It is similarly unclear whether counsel's tax opinion extends to BRPA Stockholders who redeem their shares.
         Please refer to Sections III.B and III.C.3 of Staff Legal Bulletin No. 19 for additional guidance.
Description of Capital Stock of NRX Pharmaceuticals, page 276

29. Please revise this section or another section in the body of the prospectus, as appropriate, to describe the material terms of the share subscription facility agreement referred to on page F-54 and file the share subscription agreement as an exhibit to the registration statement. In your revisions, please state whether the share-lending option and the warrant issuance obligation would be triggered by the consummation of the transactions described in the registration statement as well as the exercise price of the warrants. Alternatively, please tell us why this description and the filing of the share subscription agreement would not be required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Richard Ackerman
Big Rock Partners Acquisition Corp.
February 26, 2021
Page 7

       You may contact Tracie Mariner at (202) 551-3744 or Al Pavot at (202) 551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any other questions.



                                                         Sincerely,
FirstName LastNameRichard Ackerman
                                                         Division of
Corporation Finance
Comapany NameBig Rock Partners Acquisition Corp.
                                                         Office of Life
Sciences
February 26, 2021 Page 7
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName